UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) interim report for the three and nine months ended December 31, 2024.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, 333-267850, 333-274233, 333-280087 and 333-282068) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: February 26, 2025	By: /s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer

Forward-looking statements
Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in the “Summary Risk Factors,” and in “Item 3. Key Information—D. Risk Factors” sections of our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.
These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Condensed Consolidated Interim Income Statements, Statements of Comprehensive Income, Statements of Financial Position, Statements of Cash Flows and Statements of Changes in Equity for the three and nine months ended December 31, 2024 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended March 31, 2024 as filed with the U.S. Securities and Exchange Commission (“SEC”) on June 5, 2024 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources”. See “forward‑looking statements” above.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Condensed Consolidated Interim Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three and nine months ended December 31, 2024 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items.
•Results of Operations, containing a year-over-year comparison analysis as well as references of our financial results for the three and nine months ended December 31, 2024, as well as segment information.
•Liquidity and Capital Resources, presenting an analysis of changes in our statements of financial position and cash flows, and discussing our financial condition and potential sources of liquidity.
•Banking Facilities and Loans, explaining the structure of the facilities in place, interest, main undertakings.

Business Overview
Global Blue serves as a strategic technology and payments partner for retailer effectiveness and shopper experience. Global Blue is the global leader in tax-free shopping, with an approximately 70% market share in the tax-free shopping (“TFS”) segment and more than three times the size of its next largest competitor by market share. In addition to tax-free shopping services, Global Blue also offers payment solutions, including a range of FX Solutions, for which Global Blue is a leading provider. Global Blue also provides post-purchase solutions aimed to improve the experience of both domestic and e-commerce shoppers, and has also internally developed additional growth products, including solutions focusing on the hospitality and retail industry, data analytics as well as digital marketing. Global Blue operates across more than 50 countries and has enabled millions of shoppers to claim VAT refunds on international shopping or complete international transactions in their home currency. At its core, Global Blue is a technology platform that serves a network of more than 400,000 merchant stores globally through its TFS, Payments and Post Purchase Solutions (PPS) segments, facilitating millions of transactions and delivering economic benefits to a complex ecosystem of merchants, shoppers and customs and tax authorities.
Global Blue is strategically positioned within the retail and travel ecosystem that connects merchants, shoppers and customs and tax authorities, which enables continued product development and affords optionality.
With a presence in over 50 countries across the Americas, Europe, Middle East, Africa and Asia Pacific, Global Blue’s global geographic coverage enables it to provide one-stop TFS services to merchants on a global scale. This, along with its attractive value proposition, have enabled it to become a mission-critical partner to its merchant network. It has developed a wide range of long-standing relationships, with an average tenure among its top 20 TFS merchants of more than 20 years.
In addition to its clear leadership in the tax-free shopping segment, Global Blue is also a leading FX solutions partner for Acquirers and payment service providers, with approximately 20% market share. As one of the only three payment-agnostic FX solution providers, it has built a broad network that includes more than 50 Acquirers, more than 75,000 merchant (POS) and more than 100,000 ATMs across Europe and Asia Pacific. In addition, Global Blue offers complementary payment capabilities such as financial processing and switching solutions, including full payment capabilities in Australia for more than 400 hotels.
Global Blue’s in-house, cloud-based technology platform has been designed to manage significant complexity in an efficient manner, founded on the principals of scalability, agility, resilience and security. This platform is the most comprehensive integrated network within the tax-free shopping industry, from front-end integration with POS and PSP to back-end integration with payment providers, allowing Global Blue to connect all of the stakeholders in its TFS ecosystem in order to facilitate payments and transaction processing. In addition, Global Blue’s technology platform is designed to meet ever-changing regulatory requirements and supports digitalization of the tax-free shopping process.

Recent developments
On February 16, 2025, Global Blue entered into a transaction agreement with Shift4 Payments, Inc., (“Shift4”), a US-leader in integrated payments and commerce technology, under which Shift4 intends to acquire via cash 100% of Global Blue’s common shares for $7.50 per share, Global Blue’s Series A Preferred shares at $10.00 per preferred share and Series B Preferred shares at $11.81 per preferred share,  through a tender offer and a subsequent statutory merger. The acquisition has been unanimously approved by the boards of directors of Shift4 and Global Blue, and the board of directors of Global Blue has unanimously resolved that it will recommend to the Global Blue shareholders to accept the tender offer. The transaction is expected to close by the third quarter of calendar year 2025, subject to regulatory approvals, other customary closing conditions, and a minimum tender of 90% of Global Blue’s issued and outstanding common shares and preferred shares on a combined basis. Certain Global Blue shareholders have entered into tender and support agreements, pursuant to which such shareholders agreed, among other things, to tender their shares in the tender offer subject to the terms and conditions of such agreements. For further details, see Note 12.
Key Performance Indicators
Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent to key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add-backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.
Sales in Store (SiS)
Total SiS represents the sum of TFS SiS, Payments SiS and PPS SiS, which are:
•TFS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•Payments SiS represents the value (including VAT) of the payments made by the international shopper.
•PPS SiS represents the original value of the goods being returned by the online shopper on ZigZag services only, as due to the nature of the services provided by Yocuda and ShipUp, SiS in not an applicable measure.

The SiS performance has a direct link to the Group’s revenue performance, as illustrated in section “Results of Operations”. The following table presents TFSS SiS, Payments SiS, PPS SiS and Total SiS for the three and nine months ended December 31, 2024 and 2023:

	For the three months ended December 31		For the nine months ended December 31
	2024	2023	2024	2023
	(in EUR billions)		(in EUR billions)
TFS SiS	6.2	5.1	18.3	14.7
Payments SiS	1.7	1.6	5.0	4.7
PPS SiS	0.6	1.0	1.6	1.8
Total SiS	8.6	7.7	25.0	21.2

TFS SiS
TFS SiS increased by EUR1.1 billion or 20.5% to EUR6.2 billion for the three months ended December 31, 2024, from EUR5.1 billion for the three months ended December 31, 2023. TFSS SiS also increased by EUR3.6 billion or 25.0% to EUR18.3 billion for the nine months ended December 31, 2024, from EUR14.7 billion for the nine months ended December 31, 2023. As in previous quarters, these increases are primarily due to North American and Gulf Cooperation Council (GCC) travelers in Europe as their currencies are strong compared to Euro, as well as more Chinese travelers in Japan equally boosted by Japan’s attractiveness as a shopping destination due to its relative weak currency.
Payments SiS
Payments SiS increased by EUR0.1 billion or 8.2% to EUR1.7 billion for the three months ended December 31, 2024, from EUR1.6 billion for the three months ended December 31, 2023 and increased by EUR0.3 billion or 7.4% to EUR5.0 billion for the nine months ended December 31, 2024, from EUR4.7 billion for the nine months ended December 31, 2023. These increases are mainly related to more payments in travelers’ home currency as well as increased payments processing business.
PPS SiS
PPS SiS decreased by EUR0.4 billion, or 35.3% to EUR0.6 billion for the three months ended December 31, 2024 from EUR1.0 billion for the three months ended December 31, 2023 and by EUR0.2 billion, or 10.4% to EUR1.6 billion for the nine months ended December 31, 2024 from EUR1.8 billion for the nine months ended December 31, 2023. This decrease is attributed to management's strategic decision to adjust the client mix to optimise profitability.

Non-IFRS Financial Measures
Other metrics that management employs to monitor the underlying performance of Global Blue’s business and operations are Variable Adjusted Operating Expenses, Fixed adjusted operating expenses, Adjusted operating expenses, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted tax expenses, Adjusted Profit before tax, Adjusted Net Income (Group Share), Adjusted Effective Tax Rate and Adjusted Net Debt. These non-IFRS measures are commonly used in Global Blue’s industry, as well as by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.
These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Operating and Financial review and prospects”. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis; as a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

Results of Operations
Comparison of Results of Operations for the three and nine months ended December 31, 2024 and 2023
The following tables and subsequent discussion summarize our financial performance and certain operating results for the three and nine months ended December 31, 2024 and 2023:

	For the three months ended December 31		For the nine months ended December 31
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
Income statement data:
Revenue	131.4	109.4	381.1	317.1
Of which: TFS revenue	97.8	80.3	290.8	235.2
Of which: Payments revenue	25.1	22.3	68.8	61.3
Of which: PPS revenue	8.6	6.8	21.5	20.6
Operating expenses	(98.2)	(73.9)	(279.5)	(232.7)
Operating profit	33.2	35.5	101.6	84.4
Finance income	2.3	4.6	3.5	4.5
Gain from debt modification	26.9	—	55.9
Finance costs	(16.2)	(16.6)	(47.0)	(41.1)
Net finance income/(cost)	12.9	(12.0)	12.4	(36.6)
Profit before tax	46.1	23.5	114.0	47.8
Income tax expense	(12.3)	(8.6)	(35.2)	(21.5)
Profit for the period	33.9	14.9	78.8	26.3

Revenue
Our revenue increased by EUR22.0 million or 20.1% to EUR131.4 million for the three months ended December 31, 2024, from EUR109.4 million for the three months ended December 31, 2023, the growth rate for the quarter has remained in line with prior quarters. Additionally, our revenue also increased by EUR64.0 million or 20.2% to EUR381.1 million for the nine months ended December 31, 2024, from EUR317.1 million for the nine months ended December 31, 2023. These increases are a result of the individual increases in all segments as detailed below.
The revenue of our TFS reporting segment increased by EUR17.4 million or 21.7% to EUR97.8 million for the three months ended December 31, 2024, from EUR80.3 million for the three months ended December 31, 2023. The revenue of our TFS reporting segment also increased by EUR55.6 million or 23.6% to EUR290.8 million for the nine months ended December 31, 2024, from EUR235.2 million for the nine months ended December 31, 2023. These increases are primarily attributed to the increase in SiS, which is mainly driven by North American and Gulf Cooperation Council (GCC) travelers in Europe, as well as Chinese travelers in APAC, as previously explained.

The revenue of our Payments reporting segment increased by EUR2.8 million or 12.6% to EUR25.1 million for the three months ended December 31, 2024, from EUR22.3 million for the three months ended December 31, 2023. The revenue of our Payments reporting segment increased by EUR7.5 million or 12.3% to EUR68.8 million for the nine months ended December 31, 2024, from EUR61.3 million for the nine months ended December 31, 2023. These revenue increases are outpacing the increases of Payments SiS for the same period, result of increased international payments processing business which drives increased marginal Payments revenue.
The revenue of our PPS reporting segment increased by EUR1.8 million, or 25.8% to EUR8.6 million for the three months ended December 31, 2024, from EUR6.8 million for the three months ended December 31, 2023, while it increased by EUR0.9 million, or 4.5% to EUR21.5 million for the nine months ended December 31, 2024, from EUR20.6 million for the nine months ended December 31, 2023; this revenue increase is driven primarily by ZigZag, largely due to the acquisition of new clients over the past 12 months, as well as prices increases, and more carriage revenue from both existing and new clients.

Operating expenses
The table below provides the key breakdown of the operating expenses:

	For the three months ended December 31		For the nine months ended December 31
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
Operating expenses	(98.2)	(73.9)	(279.5)	(232.7)
Other depreciation and amortization	(12.9)	(9.7)	(36.4)	(27.6)
Amortization of intangible assets acquired through business combinations	(1.1)	(1.1)	(3.3)	(3.3)
Depreciation and amortization	(14.0)	(10.8)	(39.7)	(30.9)
Operational exceptional items(i)	(4.9)	6.5	(12.5)	0.5
Adjusted operating expenses	(79.2)	(69.7)	(227.2)	(202.3)
Variable adjusted operating expenses(ii)	(30.0)	(25.3)	(83.2)	(73.5)
Fixed adjusted operating expenses(iii)	(49.2)	(44.3)	(144.0)	(128.9)
(i) Operational exceptional items refers to exceptional items, excluding finance exceptional items.
(ii) Variable Adjusted Operating Expenses are the operating expenses that vary with volume
(iii) Fixed Adjusted Operating Expenses refer to total operating expenses, excluding exceptional items, depreciation and amortization and volume-related operating expenses.

Operating expenses
Our operating expenses increased by EUR24.3 million, or 32.9% to EUR98.2 million for the three months ended December 31, 2024, from EUR73.9 million for the three months ended December 31, 2023, and by EUR46.8 million, or 20.1%, to EUR279.5 million for the nine months ended December 31, 2024, from EUR232.7 million for the nine months ended December 31, 2023. These increases are mainly attributed to higher exceptional items costs, higher other fixed and variable operating expenses (as detailed below) and increased depreciation and amortization. As detailed below, the adjusted operating expenses increases are correlated with an increase in revenue, a higher number of employee’s and increases in depreciation of capitalized leases.

Depreciation and amortization

Our depreciation and amortization increased by EUR3.3 million, or 30.3%, to EUR14.0 million for the three months ended December 31, 2024, from EUR10.8 million for the three months ended December 31, 2023 and increased by EUR8.8 million, or 28.6%, to EUR39.7 million for the nine months ended December 31, 2024, from EUR30.9 million for the nine months ended December 31, 2023 (see below for further details).
Our amortization of intangible assets acquired through business combinations remained stable for the three months ended December 31, 2024 and for the three months ended December 31, 2023 at EUR1.1 million.
Additionally, it also remained stable at EUR3.3 million for the nine months ended December 31, 2024 and for the nine months ended December 31, 2023, as there were no new business combinations and the existing assets didn’t reach the end of their useful life.
Our other depreciation and amortization increased by EUR3.2 million or 33.6%, to EUR12.9 million for the three months ended December 31, 2024, from EUR9.7 million for the three months ended December 31, 2023 and by EUR8.8 million or 32.0%, to EUR36.4 million for the nine months ended December 31, 2024, from EUR27.6 million for the nine months ended December 31, 2023, This increase was driven by increases in depreciation of capitalized leases and by higher amortization expenses associated with increased capitalized expenses as part of the Global Blue’s objective to continue to invest in innovation, through development of new features and services to improve TFS success ratio as well as new offerings in the Payments and PPS segments.

Exceptional items
Exceptional items consist of items which the Board of Directors (the “Board”) considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

	For the three months ended December 31		For the nine months ended December 31
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
Business restructuring expenses(i)	(0.5)	(0.1)	(0.7)	(0.2)
Corporate restructuring expenses(ii)	(0.1)	(4.5)	(1.0)	(4.8)
Change in fair value of assets(iii)	—	—	(0.1)	—
Share based payments(iv)	(4.8)	1.1	(7.5)	(2.5)
Change in fair value of warrants and put options(v)	1.8	10.8	0.2	10.0
Finance exceptional items(vi)	26.9	—	55.9	—
Other exceptional items(vii)	(1.3)	(0.8)	(3.4)	(1.9)
Total Exceptional Items	21.9	6.5	43.4	0.5
(i) Represents expenses associated mainly to severance expenses and business discontinuations, which are not regularly-occurring items and may vary from period to period.
(ii) Represents expenses related to refinancing and sell down, which are non-recurring events.
(iii) Represents impairment expenses associated to obsolete fixed assets no longer used in Group’s operations.
(iv) Represents the change in fair value of share options and restricted share grants, which may vary due to acquisition activities, factors influencing the estimated fair value of performance-based awards (namely ZigZag), forfeitures and plans granted during the period.
(v) Represents the change in fair value of warrants and put options (namely Yocuda and ZigZag), which may vary due to factors influencing the estimated fair value of the instruments.
(vi) Finance exceptional items comprise of gains from debt modification (namely repricing of term loan), which is linked to non-recurring modifications of the senior debt terms.
(vii) Other exceptional items comprise non-recurring items, such as capital tax, hyper-inflation and pension valuation.

Our exceptional items amounted to a net benefit of EUR21.9 million for the three months ended December 31, 2024, sourcing from the EUR26.9 million gain that arose from the debt modification and EUR1.8 million from the change in fair value of warrants and put options, partially offset by EUR4.8 million of share based payments.
Our exceptional items amounted to a net benefit of EUR6.5 million for the three months ended December 31, 2023. This item mainly relates to: i) a benefit of EUR10.8 million related to the change in fair value of warrants and put options, of which EUR9.8 million relates to the change in fair value of warrants, ii) partially offset by EUR4.5 million of corporate restructuring expenses of which EUR4.3 million are due to the writing off of former financing facility’s capitalized expenses and capital increase activities and iii) EUR1.1 million of share based payments expenses.
Our exceptional items amounted to a net benefit of EUR43.4 million for the nine months ended December 31, 2024, mainly driven by: i) EUR55.9 million gain that arose from debt modification, partially offset by ii) EUR7.5 million of share based payments expenses and iii) EUR3.4 million of other exceptional items of which EUR1.4 million are due to exceptional pension valuation.
Our exceptional items amounted to a net benefit of EUR0.5 million for the nine months ended December 31, 2023. These items mainly relate to i) a benefit of EUR10.0 million from the change in fair value of warrants and put options driven by EUR9.5 million related to the change in fair value of warrants, offset by ii) EUR4.8 million of corporate restructuring expenses, of which EUR4.3 million are due to the writing off of former financing facility’s capitalized expenses and capital increase activities, iii) EUR2.5 million of share based payments expenses, iv) EUR1.9 million of other exceptional items, of which EUR1.0 million relates to an exceptional pension valuation.

Adjusted Operating expenses
Our adjusted operating expenses increased by EUR9.6 million, or 13.8%, to EUR79.2 million for the three months ended December 31, 2024, from EUR69.7 million for the three months ended December 31, 2023 and increased by EUR24.9 million, or 12.3%, to EUR227.2 million for the nine months ended December 31, 2024, from EUR202.3 million for the nine months ended December 31, 2023. These increases are mostly driven by increases of operating activity and investments in strategic areas of the business, see below for more details.

Variable adjusted operating expenses
Our variable adjusted operating expenses increased by EUR4.7 million, or 18.6% to EUR30.0 million for the three months ended December 31, 2024, from EUR25.3 million for the three months ended December 31, 2023, and by increased by EUR9.8 million, or 13.3% to EUR83.2 million for the nine months ended December 31, 2024, from EUR73.5 million for the nine months ended December 31, 2023. Theses increases are driven by the increases in revenue during the same period.

Fixed adjusted operating expenses
Our fixed adjusted operating expenses increased by EUR4.9 million, or 11.0% (EUR3.3 million, or 14.5% if excluding the impact of RTS) to EUR49.2 million for the three months ended December 31, 2024, from EUR44.3 million for the three months ended December 31, 2023 and by EUR15.1 million, or 11.7% (EUR9.7 million, or 15.0% if excluding the impact of RTS) to EUR144.0 million for the nine months ended December 31, 2024, from EUR128.9 million for the nine months ended December 31, 2023. These increases are the result of investments in certain strategic areas of the business, translating into higher number of employees (see more details in Note 5 below), and to some extent, effects of inflation.

Net finance income/(costs)
Our net finance income increased by EUR24.9 million, or 207.9%, to an income of EUR12.9 million for the three months ended December 31, 2024, from an expense of EUR12.0 million for the three months ended December 31, 2023, driven mainly by the gains from the term loan modifications and by lower interest expenses, consequence of lower amounts of net debt as well as lower interest rates, partially offset by less favorable FX rates and lower interest income.
Our net finance income increased by EUR49.0 million, or 133.9%, to an income of EUR12.4 million for the nine months ended December 31, 2024, from an expense EUR36.6 million for the nine months ended December 31, 2023, primarily driven by gains from term loan debt modifications, partially offset by higher interest expenses due to higher average rates cost (which were a result of refinancing the debt in December 2023 at higher interest rates than the previous financing facilities, only in December 2024, with the second debt modification, did the rates become lower than in the same period of the prior year) , lower interest income and by less favorable FX rates.

Income tax expense
Our income tax expense changed by EUR3.6 million, or 41.7% to an expense of EUR12.3 million for the three months ended December 31, 2024, compared with an expense of EUR8.6 million for the three months ended December 31, 2023, and by EUR13.7 million, or 63.8% to an expense of EUR35.2 million for the nine months ended December 31, 2024, compared with an expense of EUR21.5 million for the nine months ended December 31, 2023. These increases are mainly due to the increase of profit before tax (for the reasons discussed above).

Profit for the period
Our profit for the period increased by EUR19.0 million, or 128.1% to a profit of EUR33.9 million for the three months ended December 31, 2024, compared with a profit of EUR14.9 million for the three months ended December 31, 2023. Also, our profit for the period increased by EUR52.5 million, or 199.8% to a profit of EUR78.8 million for the nine months ended December 31, 2024, compared with a profit of EUR26.3 million for the nine months ended December 31, 2023, as a result of the factors described above.

Non-IFRS Measures
Adjusted EBITDA
The table below provides a reconciliation between Profit and Adjusted EBITDA:

	For the three months ended December 31		For the nine months ended December 31
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
Profit for the period	33.9	14.9	78.8	26.3
Profit margin (%)	25.8%	13.6%	20.7%	8.3%
Income tax expense	12.3	8.6	35.2	21.5
Net finance costs	13.9	12.0	43.5	36.6
Exceptional items(i)	(21.9)	(6.5)	(43.4)	(0.5)
Depreciation and amortization	14.0	10.8	39.7	30.9
Adjusted EBITDA	52.2	39.8	153.9	114.7
Adjusted EBITDA margin (%)	39.7%	36.3%	40.4%	36.2%

(i) Exceptional items consist of items which Global Blue does not consider indicative of its ongoing operating and financial performance, not directly related to ordinary business operations and which are not included in the assessment of management performance. See “Exceptional Items” above for further discussion.
Note: Sum may not foot to total due to rounding.

Our adjusted EBITDA increased by EUR12.4 million, or 31.2%, to a EUR52.2 million profit for the three months ended December 31, 2024 from a EUR39.8 million profit for the three months ended December 31, 2023. Also, our adjusted EBITDA increased by EUR39.2 million, or 34%, to a EUR153.9 million profit for the nine months ended December 31, 2024 from a EUR114.7 million profit for the nine months ended December 31, 2023. This performance is driven by an increase in revenue, as previously mentioned, partially offset by increased adjusted operating expenses associated with increased revenues and additional investments in the company's strategic functions.
See “Adjusted Operating Expenses” for reconciliation and discussion of adjusted operating expenses, variable adjusted operating expenses and fixed adjusted operating expenses.
The table below shows the breakdown of total adjusted EBITDA by segment:

	For the three months ended December 31		For the nine months ended December 31
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
TFS Adjusted EBITDA	65.8	51.4	194.4	150.3
Payments Adjusted EBITDA	10.6	10.4	31.8	30.5
PPS Adjusted EBITDA	(0.1)	(0.9)	(2.4)	(4.0)
Central costs	(24.1)	(21.1)	(70.0)	(62.1)
Total Adjusted EBITDA	52.2	39.8	153.9	114.7

Adjusted Net Income (Group Share)

	For the three months ended December 31		For the nine months ended December 31
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
Profit attributable to owners of the parent	31.8	12.9	71.4	20.7
Exceptional items(i)	(21.9)	(6.5)	(43.4)	(0.5)
Amortization of intangible assets acquired through business combinations	1.1	1.1	3.3	3.3
Tax effect of adjustments(ii)	3.4	1.6	9.5	1.8
Adjusted net income (Group Share)	14.4	9.1	40.8	25.3

(i) Refer to footnote (i) in the reconciliation of profit/(loss) for the period to adjusted EBITDA and adjusted EBITDA margin above. See “Exceptional Items” above for further discussion.
(ii) The exclusion of exceptional items and amortization of intangible assets acquired through business combinations mechanically implies an increased tax payment. There are certain exceptional income tax expenses, which are not related to the financial period and, as such, are excluded. Set forth below is an overview of such expenses for the periods presented.

Adjusted Effective Tax Rate
The adjusted effective tax rate is defined as the income tax benefit/(expense) adjusted for the tax effect of adjustments i.e. i) Deferred Income Tax on Amortization of intangible assets acquired through business combinations, ii) Income Tax effect on Exceptional items and iii) Exceptional Tax Items (mainly adjustments with respect of current income tax of previous periods) divided by the adjusted profit/(loss) before tax.

	For the three months ended December 31		For the nine months ended December 31
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
(i) Income tax expense	(12.3)	(8.6)	(35.2)	(21.5)
Tax effect of adjustments(1)	3.4	1.6	9.5	1.8
(ii) Adjusted tax expense	(8.8)	(7.0)	(25.7)	(19.6)
(iii) Profit before tax	46.1	23.5	114.0	47.8
Exceptional items(2)	(21.9)	(6.5)	(43.4)	(0.5)
Amortization of intangible assets acquired through business combinations	1.1	1.1	3.3	3.3
(iv) Adjusted Profit before tax	25.3	18.1	73.9	50.6
(i)/(iii) Effective tax rate (%)	26.6%	36.8%	30.9%	45.0%
(ii)/(iv) Adjusted effective tax rate (%)	34.9%	38.9%	34.8%	38.8%

(1) Refer to footnote (ii) in the reconciliation of profit/(loss) for the period to adjusted net income (group share).
(2) Refer to footnote (i) in the reconciliation of profit/(loss) for the period to adjusted EBITDA and adjusted EBITDA margin above. See “Exceptional Items” below for further discussion.
Our adjusted effective tax rate is 34.9% for the three months ended December 31, 2024, down from 38.9% for the three months ended December 31, 2023. This lower adjusted effective tax rate is mainly driven by lower impact of the interest costs linked to higher operating results which improve interest tax efficiency as well as some loss-

making entities that started to recognize deferred tax assets on tax losses, resulting in overall lower adjusted tax expenses in relation to the adjusted profit before tax.
Our adjusted effective tax rate is 34.8% for the nine months ended December 31, 2024, down from 38.8% for the nine months ended December 31, 2023. This lower adjusted effective tax rate is driven by lower impact of the interest costs linked to higher operating results which improve interest tax efficiency and some loss-making entities that started to recognize deferred tax assets on tax losses, resulting in overall lower adjusted tax expenses in relation to the adjusted profit before tax.
Adjusted Net Debt
The adjusted net debt consists of the borrowings repayable after one year net of the cash and cash equivalents available in the balance sheet at a given date. The table below provides a description of adjusted net debt for each of the periods presented:

(EUR millions)	As of December 31,	As of March 31,
Adjusted Net Debt	2024	2024
Net Debt	(439.4)	(525.0)
Lease liabilities - repayable within one year	10.3	8.8
Lease liabilities - repayable after one year	18.9	14.8
Financing costs	(24.4)	(23.8)
Gain from debt modifications	(55.9)	—
Borrowings - repayable within one year	0.9	0.9
Adjusted Net Debt	(489.6)	(524.4)
Cash and cash equivalents	121.8	87.5
Borrowings - repayable after one year	(611.4)	(611.8)

Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flows from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit and bank overdraft facilities. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations towards our creditors.
Our cash flows from operating activities are generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks or months until cash is received. As a result, Global Blue experiences cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as it was with the COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of i) a reduction in cash outflow for VAT refunds to international shoppers and ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, ii) cash outflows to settle longer-dated merchant payables and iii) monthly cash expenditures; for details on the working capital, see below sub-section “Net Working Capital”.
During the nine-month period ended December 31, 2024, the working capital needs peak during the high season of the TFSS segment during northern hemisphere summer but as we entered the low season this led to a decrease of net working capital requirements by EUR15.7 million and consequently, liquidity requirements. In the same period of the prior financial year, the working capital requirements decreased by EUR6.1 million Given the global and evolving nature of the recovery and its impact on the international travel and extra-regional shopping sectors, our needs for the next twelve months cannot be accurately quantified at this time.
We may need further cash resources to, among others, further fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in section “Capital Expenditure”, we have made no firm commitments with respect to future investments.
As of December 31, 2024, the Group had cash and cash equivalents of EUR121.8 million, which were predominantly held in Euro. EUR4.2 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. As of December 31, 2024, Global Blue had additional available liquidity of EUR101.0 million consisting of a central Revolving Credit Facility (“RCF”) of EUR97.5 million and EUR3.5 million of uncommitted local credit lines.
As of December 31, 2024, the Company had EUR531.9 million of interest-bearing loans and borrowings, consisting of EUR585.6 million of long-term financing (borrowings of EUR610.0 million less EUR24.4 million of capitalized financing fees) and EUR55.9 million sourcing from the gain from the debt modification and EUR2.2 million in other bank loans.
The Company believes that its cash and cash equivalents combined with additional available liquidity are sufficient to meet the liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report.

Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	For the nine months ended December 31
	2024	2023
	(in EUR millions)
Net cash from operating activities	133.5	101.1
Net cash used in investing activities	(32.1)	(26.2)
Net cash used in financing activities	(68.2)	(215.0)
Net foreign exchange difference	1.1	1.0
Net increase / (decrease) in cash and cash equivalents (	34.3	(139.1)
Cash and cash equivalents at beginning of the period	87.5	240.5
Cash and cash equivalents at end of the period	121.8	101.4
Net increase / (decrease) in cash and cash equivalents	34.3	(139.1)

Note: Sum may not foot to total due to rounding
Cash flows from operating activities
Net cash from operating activities consists of profit before tax, as adjusted for depreciation and amortization, net finance costs, other non-cash items, income tax paid, interest paid, and changes in net working capital.
Net cash from operating activities was EUR133.5 million for the nine months ended December 31, 2024, driven by inflows from results of operations, partly offset by an outflow in income tax payments of EUR29.8 million.
Net cash from operating activities was EUR101.1 million for the nine months ended December 31, 2023, primarily driven by inflows from results of operations, partly offset by an outflow of income tax payments of EUR13.8 million. See section “Net Working Capital” below for further details on net working capital movement drivers.

Cash flows used in investing activities
Net cash flows used in investing activities consist of purchases of tangible and intangible assets, payments for capitalized intangible assets, as well as acquisitions and divestitures of subsidiaries and non-current financial assets intended to generate profit in the future.
Net cash used in investing activities was EUR32.1 million for the nine months ended December 31, 2024 mainly driven by an outflow of EUR31.7 million for intangible assets, of which, EUR28.7 million are related to payments for capitalized intangible assets and EUR3.0 million related to purchase of intangible assets, partially offset by inflows of EUR3.7 million in interest received and EUR2.5 million in receipts from sale of non-current financial assets.
Net cash used in investing activities was EUR26.2 million for the nine months ended December 31, 2023 mainly driven by an outflow of EUR24.2 million for payments for capitalized intangible assets, EUR3.0 million for purchase of property, plant and equipment and EUR2.4 million for acquisition of non-current financial assets, partially offset by interest received of EUR3.9 million.

Cash flows used in financing activities
Net cash used in financing activities consists of proceeds from the issuance of share capital, principal elements of lease payments, proceeds from loans and borrowings, interest paid, repayments of loans and borrowings and financing fees.
Net cash used in financing activities was EUR68.2 million for the nine months ended December 31, 2024 mainly driven by outflows in interest paid of EUR41.1 million and principal elements of lease payments of EUR10.5 million.
Net cash used in financial activities was EUR215.0 million for the nine months ended December 31, 2023 driven by an outflow of EUR630.0 million for repayment of loans and borrowings, EUR99.0 million of repayment of revolving credit facilities, EUR61.3 million for repayment of loans and borrowings due to shareholders, EUR44.7 million of interest paid and EUR24.4 million of financing fee related to loans and borrowings, partially offset by proceeds from loans and borrowings of EUR610.0 million and proceeds from issuance of share capital of EUR45.7 million.

Net Working Capital

In our TFS business, net working capital is driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that Global Blue receives from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume growth. Unless international shoppers wish to be refunded through a credit card refund or another refund method (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax free transaction at customs, but before Global Blue receives the VAT back from the merchants, which typically happens approximately 30 days after the VAT refund is collected. Global Blue typically pays the merchant a percentage of the transaction fee only after having received 100% of the VAT back from the merchant, approximately 100 days afterwards.
Global Blue’s change in net working capital, as recorded in the cash flow statement, is typically broadly neutral for the full financial year, with predictable intra-year seasonality. Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern Hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. For example, the cumulative cash inflow of net working capital from April 1, 2014 to March 31, 2019 was EUR21.4 million, or an average cash inflow of EUR4.3 million per year. These averages do not include the net working capital movements from the financial year ended March 31, 2020 and onwards, due to these years being unrepresentative as a result of the impact of the COVID-19 pandemic.
However, due to the volume and the timing of refunds year over year, there could be transactions that are not incorporated in the then-current financial year’s net working capital (i.e., a large number of TFS transactions issued right before the end of the financial year and only refunded in the following financial year), resulting in the year-end balance being overly positive or negative, which could also impact the year-over-year profile of the cash flow provided by (used in) operating activities. Additionally, where Global Blue invoices the tax authority directly for the VAT refund, it experiences no credit risk (as the counterparties are governments). Where Global Blue invoices the merchant, however, it is exposed to credit risk for a few days, since it refunds international shoppers first before invoicing the merchant. Nevertheless, given the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, accrued liabilities and current loans and borrowings. Outlined below is the change in net working capital, as recognized in the consolidated statements of cash flows.
Global Blue recorded a net working capital inflow of EUR15.7 million for the nine months ended December 31, 2024, and EUR6.1 million for the nine months ended December 31, 2023. The inflows observed reflect a decrease of trade receivables attributed to initiatives in certain countries aimed at shortening collection days and an increase in trade payables attributed to volume driven merchant commission payables.

Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure increased by EUR8.7 million, or 31.0% to EUR36.6 million for the nine months ended December 31, 2024 from EUR27.9 million for the nine months ended December 31, 2023, which is mainly driven by an increase of EUR6.8 million related to intangible assets and also by an increase of EUR1.8 million related to the purchase of property, plant and equipment.

We have made no material firm commitments with respect to our principal future investments.

Banking Facilities and Loans
Overview and structure
On November 24, 2023, Global Blue Acquisition B.V. entered into a new Senior Facilities Agreement (the “Senior Facilities Agreement” or ”SFA”) with J.P. Morgan SE as Arranger and Sole Physical Bookrunner and BNP Paribas, Deutsche Bank Aktiengesellschaft, Royal Bank of Canada and UBS AG London Branch as Arrangers and Joint Bookrunners, with J.P. Morgan SE acting as Facility Agent. The SFA consists of a EUR610.0 million term loan (the “Facility B”) and a multicurrency revolving credit facility of EUR97.5 million (the “Revolving Facility” or “RCF”).
The Revolving Facility includes a swingline sub-facility which allows up to EUR20.0 million of the RCF to be utilized by way of Euro-denominated swingline loans.
On December 5, 2023, Global Blue drew down EUR610.0 million of the Term Loan Facility (see “Indebtedness”).
In September 2020, Global Blue entered into a Supplemental Liquidity Facility (“SLF”) with SL Globetrotter, LP for an amount of USD75.0 million (EUR70.1 million). On April 1, 2022 the Company withdrew USD20.0 million (EUR18.0 million), which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs. On December 15, 2023 the Company extinguished the SLF by repaying the full amount of the facility.
Purpose
The Facility B was fully drawn, and together with available cash to the extent needed, the proceeds were used to fully repay the Group’s senior secured term loan and revolver facilities, entered into December 25, 2019 (as amended and supplemented from time to time).
Maturity and prepayment
The Facility B is a seven-year bullet and will mature on December 5, 2030, and the RCF will mature six and a half years after the Closing Date i.e. on June 5, 2030.
Interest
Borrowings under the Facility B initially bore interest at a rate of EURIBOR and an applicable margin of up to 5.00%, which may be reduced in the future based on the Senior Secured Net Leverage Ratio (or “SSNLR” as defined in the Senior Facilities Agreement).

Company's Leverage	Facility B Loan Margin
> 3.30:1	5.00%
≤ 3.30:1 but > 2.80:1	4.75%
≤ 2.80:1	4.50%

In May 2024, the Group successfully completed the repricing of the Facility B, by reducing the interest rate margin applicable to the Facility B by 100 basis points, as detailed below:

Company's Leverage	Modified Facility B Margin (1st repricing)
> 3.30:1	4.00%
≤ 3.30:1 but > 2.80:1	3.75%
≤ 2.80:1	3.50%
All the other terms and conditions remained unchanged.
In November 2024, the Group successfully completed the second repricing of the Facility B, by further reducing the interest rate margin applicable to the Group, as detailed below:

Company's Leverage	Modified Facility B Margin (2nd repricing)
> 2.00:1	3.25%
≤ 2.00:1	3.00%
All the other terms and conditions remained unchanged.
Borrowings under the RCF bear interest at a rate of EURIBOR and an applicable margin of up to 4.50%, which may be reduced in the future based on the SSNLR. EUR20.0 million of the Revolving Facility can be utilized as a swingline facility (the “Swingline Facility”) as detailed below.

Company's Leverage	Revolving Credit Facility Margin
> 3.85:1	4.50%
≤ 3.85:1 but > 3.60:1	4.25%
≤ 3.60:1 but > 3.35:1	4.00%
≤ 3.35:1 but > 3.10:1	3.75%
≤ 3.10:1	3.50%

Following the aforementioned second repricing occurred in November 2024, the Group successfully reduced the interest rate margin applicable to the RCF, as detailed below:

Company's Leverage	Modfied RCF Margin
> 2.75:1	2.75%
≤ 2.75:1 but > 2.50:1	2.50%
≤ 2.50:1 but > 2.25:1	2.25%
≤ 2.25:1 but > 2.00:1	2.00%
≤ 2.00:1	1.75%
The EURIBOR rate is subject to a “floor” of 0.0%, and the Group may select interest periods of one, two, three or six months and interest is paid on the last business day of each interest period. Furthermore, the Group is required to pay a commitment fee at a rate per annum equal to 30% of the applicable margin on the Revolving Facility.

On December 21, 2023, but effective on January 5, 2024, the Group entered into an Interest Rate Swap with Royal Bank of Canada (RBC) for 50% of the amount of the Facility B, (EUR305.0 million), for 2 years, for which the Group will pay a fixed rate of 2.778% in order to fix the float. This swap will pay the floating reference rate (Euribor 3 Months) for the period from January 5, 2024 to January 5, 2026, on a quarterly basis.
On December 9, 2024, but effective on January 6, 2025, the Group entered into an Interest Rate Cap with Royal Bank of Canada (RBC) for 24.6% of the amount of the Facility B, (EUR150.0 million), for 2 years, for which the Group prepaid EUR3.0 million upfront, and will receive the floating reference rate (Euribor 3 Months), with the strike at 1%, for the period from January 6, 2025 to January 5, 2027, on a quarterly basis.
Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and quarterly reporting obligations; (ii) with annual and quarterly reporting, starting 6 months after first utilization (iii) quarterly compliance with a leverage ratio test starting on December 31, 2024; (iv) prohibitions of substantial changes in the business of Global Blue; (v) compliance with all applicable laws; (vi) negative pledge obligations; (vii) prohibition to carry out disposals; (viii) incurrence of indebtedness by non-obligors; and (ix) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the business combination). For further details refer to Global Blue filling EX-10.3 dated of November 24, 2023.
Representations and warranties
In addition to the undertakings listed above, the SFA provides for representations and warranties with respect to the business, assets, operations, financial condition and prospects of Global Blue and with respect to the SFA and ancillary documents, including, among others: (i) the absence of litigation, arbitration and administrative proceedings; (ii) lack of misleading information provided to the lenders; (iii) the correctness and truthfulness of the financial statements; (iv) validity and incorporation of Global Blue; (v) validity and effectiveness of the obligations assumed pursuant to the SFA Agreement and ancillary documents; (vi) absence of conflicts between the SFA and ancillary documents and the constitutional documents, laws or other applicable obligations; (vii) absence of any filing requirements or stamp taxes payable in connection with the SFA and ancillary documents; (viii) possession of the necessary powers and authorizations; (ix) choice of the applicable law; (x) absence of defaults; (xi) compliance with anti-corruption laws and sanctions; and (xii) pari passu ranking of the obligations deriving from the financial documents with any other unsecured and unsubordinated debt (present and future).
Guarantees
The Facilities are guaranteed by Global Blue and certain of its subsidiaries, based on a guarantor coverage test. The undertakings of Global Blue and other guarantors pursuant to these guarantees are joint and several with the other financial counterparties of the SFA (including, among others, the agent, the security agent, the mandated lead arrangers, and each of the lenders), to the extent legally permitted and operationally practical.
Collateral
Until April 2030, in accordance with the SFA, the Facilities will have to be secured by pledges on assets of certain material subsidiaries of Global Blue at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical on a first priority basis.
Events of default
The SFA also sets forth, in line with market practice, a series of events of default, including, among others: (i) payment default of principal and interest; (ii) failure to comply with the semi-annual leverage ratio test described above; (iii) occurrence of certain insolvency events or the commencement of insolvency proceedings; (iv)

untruthfulness of any of the representations and warranties in any material adverse respect; and (v) customary cross payment default and cross acceleration provisions.
Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of December 31	As of March 31
	2024	2024
	(in EUR millions)
Non-current financing—senior debt facility(i)	610.0	610.0
Capitalized financing fees(ii)	(24.4)	(23.8)
Gains from debt modification(iii)	(55.9)	—
Other bank loans(iv)	2.2	2.7
Total interest-bearing loans and borrowings	531.9	588.9
(i) Represents costs incurred in relation to refinancing our historic indebtedness.
(ii) Represents costs incurred in relation to refinancing our indebtedness.
(iii) Consists of gains from debt modification under IFRS9.
(iv) Consists of local credit facilities available in certain jurisdictions.
The margins for the long-term loan and the RCF are dependent on Total Net Leverage. (see “Interest”).
The financial covenant associated with the senior term debt is based on a level of Total Net Leverage lower than 8.00x (see “Main undertakings”).
Treasury Management
Policy
The company manages its Treasury activities through a Central Treasury department (“Group treasury”). Treasury activities are governed by company policies where appropriate trading and approval thresholds are set.
Cash Management
All operational entities of the Group forecast the cash developments weekly, on a rolling basis, and are monitored by Group treasury ensuring that the Group's liquidity position at all times meets operational cash needs.
Surplus cash held by the operating entities over and above amounts required for working capital management are centralized and managed by Group treasury.
In order to minimize foreign exchange risks, cash and cash equivalent investments are kept in the functional currency of the respective entities holding the asset or are otherwise hedged by Group treasury using financial derivatives such as foreign exchange forward contracts.
As of December 31, 2024, EUR4.2 million of the Group’s cash and cash equivalents are held in subsidiaries which are situated in countries where certain cash centralization restrictions apply. The majority of such restrictions are due to capital controls applied by the country where the cash is situated which may lead to delays in transferring funds to the Group. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.
Bank Overdrafts

Local credit facilities are available in certain jurisdictions, and the facilities as of December 31, 2024, were limited to EUR3.5 million. The local credit facilities may be subjected to restrictions and none of these local overdraft facilities were committed in nature.

Unaudited Condensed Consolidated Interim Financial Statements

Global Blue Group Holding AG

December 2024

UNAUDITED CONSOLIDATED INCOME STATEMENTS

		Three months ended December 31		Nine months ended December 31
(EUR thousand)	Notes	2024	2023	2024	2023
Revenue	4	131,387	109,406	381,101	317,065
Operating expenses	5	(98,191)	(73,906)	(279,478)	(232,703)
Operating profit		33,196	35,500	101,623	84,362
Finance income		2,258	4,608	3,526	4,517
Gain from debt modifications	10	26,885	—	55,936	—
Finance costs		(16,199)	(16,606)	(47,049)	(41,091)
Net finance income / (costs)	5	12,942	(11,998)	12,412	(36,574)
Profit before tax		46,138	23,502	114,035	47,788
Current tax expense		(7,829)	(7,873)	(24,326)	(19,177)
Deferred tax expense		(4,427)	(775)	(10,876)	(2,312)
Income tax expense	5	(12,255)	(8,648)	(35,202)	(21,489)
Profit for the period		33,883	14,854	78,833	26,299
Profit attributable to:
Owners of the parent		31,764	12,936	71,439	20,657
Non-controlling interests		2,119	1,918	7,394	5,642
Profit for the period		33,883	14,854	78,833	26,299

Basic earnings per ordinary share	6	0.13	0.06	0.30	0.09
Diluted earnings per ordinary share	6	0.13	0.06	0.29	0.09

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended December 31		Nine months ended December 31
(EUR thousand)	Notes	2024	2023	2024	2023
Profit for the period		33,883	14,854	78,833	26,299
Other comprehensive income / (loss)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations		(825)	(954)	(1,714)	(941)
Changes in the fair value of equity investments at fair value through other comprehensive income	11	—	(2,546)	(4,995)	(2,546)
Aggregate income tax effect		156	360	1,033	361
		(669)	(3,140)	(5,676)	(3,126)
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences		835	142	3,313	1,332
Hyperinflation adjustment		158	67	649	16
Changes in fair value of cash flow hedge instruments		(320)	(683)	(3,376)	(683)
		673	(474)	586	665
Other comprehensive income / (loss) for the period, net of tax		4	(3,614)	(5,090)	(2,461)
Total comprehensive income for the period		33,887	11,240	73,743	23,838
Attributable to:
Owners of the parent		32,026	9,322	66,559	19,112
Non-controlling interest		1,861	1,918	7,184	4,726
Total comprehensive income for the period		33,887	11,240	73,743	23,838
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31	As of March 31
(EUR thousand)	Notes	2024	2024
ASSETS
Non-current assets
Property, plant and equipment		39,364	32,034
Intangible assets		619,557	611,075
Deferred tax assets		29,580	33,088
Investments in associates, joint ventures and other investments	11	121	5,145
Other non-current financial assets		15,103	15,900
		703,725	697,242
Current assets
Trade receivables		257,986	248,227
Other current receivables		61,438	48,914
Income tax receivables		4,395	2,039
Prepaid expenses		10,824	6,762
Cash and cash equivalents		121,776	87,462
		456,419	393,404
Total assets		1,160,144	1,090,646
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital		2,308	2,296
Share premium		1,900,660	1,901,648
Other equity		(114)	(111)
Other reserves		(977,977)	(972,584)
Accumulated losses		(797,263)	(869,332)
		127,614	61,917
Non-controlling interests		12,982	8,407
Total equity		140,596	70,324
Liabilities
Non-current liabilities
Loans and borrowings	10	531,061	587,978
Other non-current financial liabilities		27,237	19,304
Deferred tax liabilities		11,684	5,243
Employee benefit obligations		7,623	5,175
Provisions		1,147	1,175
		578,752	618,875
Current liabilities
Loans and borrowings	10	853	889
Other current financial liabilities		15,047	13,689
Trade payables		319,274	281,998
Other current liabilities		45,480	33,733
Accrued liabilities		42,255	48,714
Income tax liabilities		14,887	19,884
Provisions		3,000	2,540
		440,796	401,447
Total liabilities		1,019,548	1,020,322
Total equity and liabilities		1,160,144	1,090,646
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended December 31
(EUR thousand)	Notes	2024	2023
Profit before tax		114,035	47,788
Depreciation and amortization	5	39,747	30,895
Net finance costs / (income)	5	(14,519)	36,128
Other non-cash items		8,279	(6,055)
Income tax paid		(29,766)	(13,775)
Changes in working capital		15,679	6,069
= Net cash from operating activities (A)		133,455	101,050
Interest received		3,650	3,865
Purchase of property, plant and equipment		(4,854)	(3,009)
Purchase of intangible assets		(2,988)	(671)
Payments for capitalized intangible assets		(28,740)	(24,248)
Acquisitions of non-current financial assets		(1,601)	(2,407)
Receipts from sale of non-current financial assets		2,466	260
= Net cash used in investing activities (B)		(32,067)	(26,210)
Interest paid		(41,095)	(44,685)
Payment related to hedge instrument		(3,047)	—
Transactions with NCI		181	—
Transaction costs from issuance of share capital		(1,542)	(603)
Proceeds from issuance of share capital		—	45,708
Acquisition of treasury shares	7	(3,387)	—
Payment for exercise of Global Blue's options		(2,417)	—
Proceeds from loans and borrowings		—	610,000
Financing fee related to loans and borrowings		(3,084)	(24,417)
Repayment of loans and borrowings		(481)	(630,000)
Principal elements of lease payments		(10,466)	(7,379)
Repayment of loans and borrowings due to shareholders		—	(61,326)
Repayment of revolving credit facilities		—	(99,000)
Dividends paid to non-controlling interests		(2,822)	(3,264)
'= Net cash used in financing activities (C)		(68,160)	(214,966)
Net foreign exchange difference (D)		1,086	997
'= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		34,314	(139,130)
Cash and cash equivalents at beginning of the period		87,462	240,546
Cash and cash equivalents at end of the period		121,776	101,416
= NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		34,314	(139,130)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Nine months ended December 31, 2024
		Share capital		Share premium		Other equity		Other reserves					Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity-settled share based payments	Cash flow hedges	Other reserve	Foreign currency translation reserve	Remeasurement of post-employment benefit obligations
Balance as of April 1, 2024		2,022	274	1,633,329	268,319	(108)	(3)	56,017	1,640	(1,019,684)	(12,446)	1,889	(869,332)	61,917	8,407	70,324
Profit for the period		—	—	—	—	—	—	—	—	—	—	—	71,439	71,439	7,394	78,833
Other comprehensive income / (loss)		—	—	—	—	—	—	—	(3,376)	(4,285)	3,513	(1,391)	659	(4,880)	(210)	(5,090)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	(3,376)	(4,285)	3,513	(1,391)	72,098	66,559	7,184	73,743
Employee share schemes		—	—	—	—	—	—	3,649	—	—	—	—	—	3,649	—	3,649
Vested RSA shares	9	—	—	2,404	—	4	—	(3,405)	—	—	—	—	—	(997)	—	(997)
Dividends		—	12	—	(12)	—	—	—	—	—	—	—	—	—	(2,821)	(2,821)
Buy-back program	7	—	—	(3,380)	—	(7)	—	—	—	—	—	—	—	(3,387)	—	(3,387)
Other movements		—	—	—	—	—	—	—	—	(98)	—	—	(29)	(127)	212	85
Total contributions and distributions		—	12	(976)	(12)	(3)	—	244	—	(98)	—	—	(29)	(862)	(2,609)	(3,471)
Balance as of December 31, 2024		2,022	286	1,632,353	268,307	(111)	(3)	56,261	(1,736)	(1,024,067)	(8,933)	498	(797,263)	127,614	12,982	140,596

Nine months ended December 31, 2023
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity-settled share based payments	Other reserve	Foreign currency translation reserve	Remeasurement of post-employment benefit obligations

Balance as of April 1, 2023		1,928	266	1,584,012	268,327	(114)	(3)	55,362	(1,013,666)	(14,981)	2,664	(883,422)	373	5,970	6,343
Profit for the period		—	—	—	—	—	—	—	—	—	—	20,657	20,657	5,642	26,299
Other comprehensive income / (loss)		—	—	—	—	—	—	—	(3,048)	2,234	(747)	16	(1,545)	(916)	(2,461)
Total comprehensive income		—	—	—	—	—	—	—	(3,048)	2,234	(747)	20,673	19,112	4,726	23,838
Issuance of share capital		94	—	45,563	—	—	—	—	(3,124)	—	—	—	42,533	50	42,583
Employee share schemes		—	—	—	—	—	—	3,874	—	—	—	—	3,874	—	3,874
Vested RSA shares		—	—	3,754	—	6	—	(5,513)	—	—	—	—	(1,753)	—	(1,753)
Dividends		—	8	—	(8)	—	—	—	—	—	—	—	—	(3,251)	(3,251)
Total contributions and distributions		94	8	49,317	(8)	6	—	(1,639)	(3,124)	—	—	—	44,654	(3,201)	41,453
Balance as of December 31, 2023		2,022	274	1,633,329	268,319	(108)	(3)	53,723	(1,019,838)	(12,747)	1,917	(862,749)	64,139	7,495	71,634

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1    Corporate information
Global Blue Group Holding AG (‘the Company’), a stock corporation (Aktiengesellschaft), and its subsidiaries (together ‘the Group’ or ‘Global Blue’) provides technology and services for the shopping journey in three fields, Tax Free Shopping (“TFS”), Payments, which includes dynamic currency conversion, and Post-Purchase Solutions (“PPS”) enhancing the experience for merchants, acquirers, customs & authorities, international travelers and shoppers & guests, and driving performance.
More specifically, the Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. At its core, the Group is a technology platform that serves a network of merchant stores globally through both TFS and Payments, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company was incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners III Cayman (AIV III), L.P. (“Silver Lake”) is the ultimate parent and controlling party of the Group.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on February 25, 2025.

NOTE 2    Basis of preparation and significant accounting policies
Basis of preparation
The Group’s unaudited condensed consolidated interim financial statements for the three and nine month periods ended December 31, 2024 have been prepared in accordance with IAS 34 ‘Interim financial reporting’ and are presented in thousands of Euros (EURk).
These financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments, other investments, the pledged asset for endowment insurance and put options that have been measured at fair value (Note 11).
The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the March 2024 Annual Financial Report for Global Blue Group Holding AG under IAS 1 ‘Presentation of Financial Statements’, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34 ‘Interim financial reporting’, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report should be read in conjunction with the consolidated financial statements for Global Blue Group Holding AG for the financial year ended March 31, 2024.
Material accounting policies
The estimation process and material accounting policies are consistent with those applied in the annual financial statements.

Certain amendments to accounting standards became applicable for the current reporting period; the Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

NOTE 3    Significant changes in current reporting period
Information about the business
During the three and nine months ended December 31, 2024, the Company has maintained a similar level of material merchants and acquirers when compared to March 31, 2024.
Seasonality
The typical TFS business is subject to predictable seasonality because a significant part of the business serves the leisure segment of the travel industry, which is particularly active during the northern hemisphere’s summer holiday season. The second half of Global Blue’s financial year typically sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, Chinese New Year in January / February, and Ramadan in March / April.
All in all, this drives a degree of seasonality in the net working capital needs, with working capital needs increasing gradually during the first half of the financial year, which then unwinds in the second half of the financial year.
The Payments business, which serves both seasonal shoppers and regular travelers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.
The PPS segment is composed of ZigZag Global, Yocuda and ShipUp. ZigZag Global and ShipUp have a soft seasonal curve skewed towards November and December, underpinned by Black Friday, Cyber Monday, and Christmas shopping peaks. Yocuda is not exposed to any material seasonal cycles given its core revenue is less exposed to the number of eReceipts it issues and more to the number of shops it serves.

NOTE 4    Segment information
The Company has determined the operating segments based on the reports reviewed by the Chief Executive Officer (CEO), as supported by the Executive Committee (ExCom), for the purposes of allocating resources and assessing the performance of the Group.
The ExCom consists of the Senior Vice President & Global Human Resources Director; Senior Vice President of Payments; Chief Technology Officer; Chief Operating Officer - APAC and Central Europe; Chief Executive Officer (the “CEO”); General Counsel and Company Secretary; Senior Vice President Operations; Senior Vice President New Markets, Americas, Public Affairs and Chief Operating Officer Americas; Chief Operating Officer - South Europe; Chief Operating Officer - North and Central Europe and Global Accounts; Chief Financial Officer; Senior Vice President Strategy and Chief Product Officer; and Senior Vice President Marketing, Communications & Customer Value Creation.

Management considers the business from a product group perspective, hence the performance of TFS, Payments and PPS are assessed separately.
The CEO, with the support of the ExCom, assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the CEO to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the CEO monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the CEO and the ExCom for the reportable segments is as follows:

Nine months ended December 31, 2024
(EUR thousand)
	Note	TFS	Payments	PPS	Central Costs	Total
Revenue		290,770	68,804	21,527	—	381,101
Operating expenses (1)		(96,336)	(36,975)	(23,902)	(70,015)	(227,228)
Adjusted EBITDA		194,434	31,829	(2,375)	(70,015)	153,873
Depreciation and amortization (2)	5					(39,747)
Exceptional items (3)						(12,503)
Operating Profit						101,623

Three months ended December 31, 2024
(EUR thousand)
	Note	TFS	Payments	PPS	Central Costs	Total
Revenue		97,760	25,061	8,566	—	131,387
Operating expenses (1)		(31,966)	(14,463)	(8,667)	(24,135)	(79,231)
Adjusted EBITDA		65,794	10,598	(101)	(24,135)	52,156
Depreciation and amortization (2)	5					(14,024)
Exceptional items (3)						(4,936)
Operating Profit						33,196

Nine months ended December 31, 2023
(EUR thousand)
	Note	TFS	Payments	PPS	Central Costs	Total
Revenue		235,170	61,286	20,609	—	317,065
Operating expenses (1)		(84,844)	(30,833)	(24,976)	(61,693)	(202,346)
Adjusted EBITDA		150,326	30,453	(4,367)	(61,693)	114,719
Depreciation and amortization (2)	5					(30,895)
Exceptional items (3)						538
Operating Profit						84,362

Three months ended December 31, 2023
(EUR thousand)
	Note	TFS	Payments	PPS	Central Costs	Total
Revenue		80,338	22,261	6,807	—	109,406
Operating expenses (1)		(28,968)	(11,889)	(7,819)	(20,977)	(69,653)
Adjusted EBITDA		51,370	10,372	(1,012)	(20,977)	39,753
Depreciation and amortization (2)	5					(10,763)
Exceptional items (3)						6,510
Operating Profit						35,500
(1) Operating expenses excluding Depreciation and Amortization and Exceptional items. For the nine months ended December 31, 2024 the fixed costs amounted to EUR144.0 million (EUR128.9 million for the nine months ended December 31, 2023) comprising of personnel costs of EUR93.7 million (EUR84.8 million for the nine months ended December 31, 2023) and non-personnel costs of EUR50.3 million (EUR44.0 million for the nine months ended December 31, 2023), whereas variable costs amounted to EUR83.2 million (EUR73.5 million for the nine months ended December 31, 2023). For the three months ended December 31, 2024 the fixed costs amounted to EUR49.2 million (EUR44.3 million for the three months ended December 31, 2023) comprising of personnel costs of EUR32.0 million (EUR28.7 million for the three months ended December 31, 2023) and non-personnel costs of EUR17.2 million (EUR15.7 million for the three months ended December 31, 2023), whereas variable costs amounted to EUR30.0 million (EUR25.3 million for the three months ended December 31, 2023).
(2) Depreciation and amortization include amortization of intangible assets acquired through business combinations.
(3) Exceptional items consist of items such as share-based payment transactions and related other expenses, the change in fair value of warrants and put options, business and corporate restructuring expenses and other exceptional items, which the Board of Directors considers as not directly related to ordinary business operations and which are not included in the assessment of management performance.

NOTE 5    Profit and loss information

Operating expenses

(EUR thousand)		Three months ended December 31		Nine months ended December 31
Expenses by nature	Note	2024	2023	2024	2023
Employee benefit expenses		(41,455)	(37,344)	(122,357)	(110,586)
Agent costs		(29,459)	(24,313)	(80,447)	(70,918)
Depreciation and amortization		(14,024)	(10,763)	(39,747)	(30,898)
IT costs		(4,417)	(4,356)	(13,744)	(11,764)
Travel, entertainment, office and rental cost		(3,856)	(3,796)	(11,314)	(9,959)
Auditors, lawyers and consultants		(2,950)	(2,558)	(8,142)	(7,863)
External and other personnel costs		(2,537)	(2,139)	(7,538)	(6,576)
Share-based payment transactions income / (expenses)		(4,790)	1,135	(7,495)	(1,833)
Advertising and promotion		(869)	(1,203)	(3,466)	(2,743)
Corporate & business restructuring expenses		(649)	(4,545)	(1,702)	(4,988)
Contributions to defined benefit plans		(496)	(386)	(977)	(733)
Change in fair value of warrants and put options	11	1,800	10,762	178	10,012
Impairments		(1)	—	(75)	(49)
Capitalized software development expenditure		9,265	8,340	28,740	24,249
Other operating expenses		(3,753)	(2,740)	(11,392)	(8,054)
Operating expenses		(98,191)	(73,906)	(279,478)	(232,703)

Employee benefit expenses
For the three and nine months ended December 31, 2024 the main driver of the increase in employee benefit expenses is the average number of employees that increased from 1,914 (in the three months ended December 31, 2023) to 2,119 and from 1,885 (in the nine months ended December 31, 2023) to 2,045, respectively.
Depreciation and amortization
The depreciation of property, plant and equipment amounted to EUR4.7 million and EUR14.2 million for the three and nine months ended December 31, 2024, respectively (EUR3.3 million and EUR9.6 million for the three and nine months ended December 31, 2023, respectively) comprising mostly of depreciation related to the right-of-use assets. The amortization of intangible assets predominantly sources from capitalized intangible assets amounting to EUR7.7 million and EUR21.4 for the three and nine months ended December 31, 2024 respectively (EUR6.3 million and EUR17.8 million for the three and nine months ended December 31, 2023, respectively).
Share-based payment transactions
For the three months ended December 31, 2024 share-based payments expenses primarily comprise of EUR1.3 million (EUR1.1 million for the three months ended December 31, 2023) for restricted share grants and share options issued within the framework of the MIP adopted in November 2020, and the share options issued as part of the 2019 Employee Share Option Plan, and of EUR3.4 million loss (EUR2.2 million gain for the three months ended December 31, 2023) corresponding to the change in the fair value of stock-option plans approved and issued by PPS entities.
For the nine months ended December 31, 2024 share-based payments expenses primarily comprise of EUR3.7 million (EUR3.9 million for the nine months ended December 31, 2023) for restricted share grants and share options issued within the framework of the MIP adopted in November 2020, and the share options issued as part of the 2019 Employee Share Option Plan, and of EUR3.5 million loss (EUR2.0 million gain for the nine months ended December 31, 2023) corresponding to the change in the fair value of the stock-option plans approved and issued by PPS entities.
Net finance income / (costs)
For the three and nine months ended December 31, 2024 the net finance income amounted to EUR12.9 million and EUR12.4 million respectively (EUR12.0 million and EUR36.6 million net finance costs respectively for the three and nine months ended December 31, 2023), driven mainly by the gains from the term loan modifications that amounted to EUR55.9 million and EUR26.9 million respectively, as detailed in Note 10.
Furthermore, for the three months ended December 31, 2024, the finance costs predominantly comprises of EUR13.4 million linked to bank borrowings and amortization of related capitalized borrowing fees, EUR1.4 million of net foreign exchange losses and EUR1.4 million of other finance expense (for the three months ended December 31, 2023 it predominantly comprised of EUR13.5 million linked to bank borrowings and amortization of related capitalized borrowing fees, EUR2.1 million of net foreign exchange losses and EUR1.0 million of other finance expense), partially offset by EUR0.4 million of interest income on interest rate swap, EUR0.4 million of interest income on bank deposits and EUR1.5 million of other finance income (for the three months ended December 31, 2023 it predominantly comprised of EUR1.2 million of interest income on bank deposits and EUR0.1 million of other finance income).
For the nine months ended December 31, 2024, the finance costs predominantly comprises of EUR42.4 million linked to bank borrowings and amortization of related capitalized borrowing fees and EUR3.2 million of other finance expense (for the nine months ended December 31, 2023 it predominantly comprised of EUR37.9 million linked to bank borrowings and amortization of related capitalized borrowing fees, EUR1.6 million of net foreign exchange losses and EUR1.6 million of other finance expense), partially offset by EUR1.9 million of interest income on interest rate swap and EUR1.2 million of interest income on bank deposits (for the nine months ended December 31, 2023 it predominantly comprised of EUR3.4 million of interest income on bank deposits and EUR0.2 million of other finance income).
Income tax

(EUR thousand)	Three months ended December 31		Nine months ended December 31
Income tax	2024	2023	2024	2023
Current income tax expense	(7,649)	(7,942)	(23,279)	(19,363)
Adjustment in respect of current income tax of previous years	(180)	69	(1,048)	186
Deferred income tax expense	(4,653)	(386)	(10,792)	(2,243)
Adjustment in respect of deferred income tax of previous years	227	(389)	(83)	(69)
Income tax expense	(12,255)	(8,648)	(35,202)	(21,489)
Deferred tax expenses recognized in the nine months ended December 31, 2024 include EUR7.3 million of deferred tax recognized on the gain from the debt modifications (EUR3.7 million in the three months ended December 31, 2024).

NOTE 6    Earnings per share

(EUR thousand)	Three months ended December 31		Nine months ended December 31
Earnings per share	2024	2023	2024	2023
Profit attributable to the owners of the parent	31,764	12,936	71,439	20,657
Profit attributable to the owners of the parent attributable to ordinary shares	26,378	10,737	59,481	17,144
Profit attributable to the owners of the parent attributable to preference shares	5,386	2,199	11,958	3,513
Weighted average number of basic ordinary shares outstanding (thousand)	199,866	193,843	199,724	191,284
Weighted average number of basic preference shares outstanding (thousand)	40,809	39,708	40,152	39,196
Basic earnings per ordinary share	0.13	0.06	0.30	0.09
Profit attributable to the owners of the parent	31,764	12,936	71,439	20,657
Profit attributable to the owners of the parent attributable to ordinary shares	26,437	10,750	59,612	17,166
Profit attributable to the owners of the parent attributable to preference shares	5,327	2,186	11,827	3,491
Weighted average number of diluted ordinary shares outstanding (thousand)	202,512	195,323	202,370	192,764
Weighted average number of diluted preference shares outstanding (thousand)	40,809	39,708	40,152	39,196
Diluted earnings per ordinary share	0.13	0.06	0.29	0.09
Basic
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary shares outstanding at the end of the period.

Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary shares outstanding at the end of the period.
For the three and nine months ended December 31, 2024 the Company has excluded 5.9 million (8.7 million for three and nine months ended December 31, 2023) ordinary shares relating to the Management Incentive Plan from the diluted earnings per ordinary shares calculation, as the impact of those shares is not-dilutive.
The 30,735,950 outstanding warrants as of December 31, 2024 and December 31, 2023 are considered as not-dilutive.

NOTE 7    Issued Capital and Reserves
Number of shares authorized and issued by Global Blue Group Holding AG

	Nine months ended December 31
	2024				2023
(in thousand)	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of April 1	210,317.8	17,684.4	22,023.5	250,025.7	201,226.9	17,684.4	21,176.5	240,087.7
Issuance of share capital	—	—	1,101.2	1,101.2	9,090.9	—	847.1	9,938.0
Closing balance as of December 31	210,317.8	17,684.4	23,124.7	251,126.9	210,317.8	17,684.4	22,023.5	250,025.7

	Three months ended December 31
	2024				2023
(in thousand)	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of October 1	210,317.8	17,684.4	23,124.7	251,126.9	201,226.9	17,684.4	22,023.5	240,934.8
Issuance of share capital	—	—	—	—	9,090.9	—	—	9,090.9
Closing balance as of December 31	210,317.8	17,684.4	23,124.7	251,126.9	210,317.8	17,684.4	22,023.5	250,025.7
For the nine months ended December 31, 2024, 1,101,176 series B preference shares (847,059 for the nine months ended December 31, 2023), convertible into common shares, were issued in the Company and transferred to CK Opportunities Wolverine Sarl (“Certares”), in relation to the dividend-in-kind approved by the Company’s shareholders’ meeting on September 12, 2024. During the three and nine months ended December 31, 2023 ordinary shares were issued in the Company based on the investment agreement with Tencent Mobility Limited (“Tencent”).

Treasury shares

Nine months ended December 31, 2024
Treasury shares	Number of shares (thousand)			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2024	10,743.1	0.2	10,743.3	108	3	111
Vested RSA shares	(423.2)	—	(423.2)	(4)	—	(4)
Acquisition of treasury shares as part of the buy-back program	631.8	—	631.8	7	—	7
Closing balance as of December 31, 2024	10,951.6	0.2	10,951.9	111	3	114

Three months ended December 31, 2024
Treasury shares	Number of shares (thousand)			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of October 1, 2024	10,446.5	0.2	10,446.7	105	3	108
Acquisition of treasury shares as part of the buy-back program	505.2	—	505.2	6	—	6
Closing balance as of December 31, 2024	10,951.6	0.2	10,951.9	111	3	114
During the nine months ended December 31, 2024, within the framework of the Company’s Management Incentive Plan, and more specifically under the Restricted Share Award program, 423,234 ordinary shares vested and were transferred to the corresponding employees (628,045 during the nine months ended December 31, 2023) out of the treasury shares that were held in the custody of Global Blue Group II GmbH.
In August 2024, the Board of Directors approved an ordinary-shares repurchase program, subsequently amended in November 2024, for an amount of up to USD 15 million until November 30, 2025 (the “buy-back program”), intending to cancel all repurchased shares at the end of this period. Within the framework of the buy-back program, during the three and nine months ended December 31, 2024 505,155 and 631,765 ordinary shares were acquired by Global Blue Group Holding AG respectively.

Nine months ended December 31, 2023
Treasury shares	Number of shares (thousand)			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2023	11,371.1	0.2	11,371.4	(114.0)	(3.0)	(117.0)
Vested RSA shares	(628.0)	—	(628.0)	6.0	—	6.0
Closing balance as of December 31, 2023	10,743.1	0.2	10,743.3	(108.0)	(3.0)	(111.0)
There were no changes in the number of treasury shares during the three months ended December 31, 2023.

NOTE 8    Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	as of December 31, 2024
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliate~~s~~ (1)	91,230,811	11,970,487	103,201,298	43.0%	6,548,415
Partners Group and Affiliates (2)	37,642,705	4,939,137	42,581,842	17.7%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	23,124,705	32,411,674	13.5%	—
Tencent Mobility Limited	18,181,818	—	18,181,818	7.6%	—
Ant Group	12,500,000	—	12,500,000	5.2%	—
GB Directors, Executive Management & Other Employees	7,925,304	616,223	8,541,527	3.6%	516,317
Other Shareholders	22,598,563	158,294	22,756,857	9.5%	20,969,283
Total excl. instruments held by the Group	199,366,170	40,808,846	240,175,016	100.0%	30,735,950
Treasury shares	10,951,622	236	10,951,858		—
Total incl. instruments held by the Group	210,317,792	40,809,082	251,126,874		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2024
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	91,230,811	11,970,487	103,201,298	43.1%	6,548,415
Partners Group and Affiliates (2)	37,642,705	4,939,137	42,581,842	17.8%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	22,023,529	31,310,498	13.1%	—
Tencent Mobility Limited	18,181,818	—	18,181,818	7.6%	—
Ant Group	12,500,000	—	12,500,000	5.2%	—
GB Directors, Executive Management & Other Employees	8,721,599	774,517	9,496,116	4.0%	516,317
Other Shareholders	22,010,799	—	22,010,799	9.2%	20,969,283
Total excl. instruments held by the Group	199,574,701	39,707,670	239,282,371	100.0%	30,735,950
Treasury shares	10,743,091	236	10,743,327		—
Total incl. instruments held by the Group	210,317,792	39,707,906	250,025,698		30,735,950

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes treasury shares

NOTE 9    Share-based Payments
As part of Global Blue’s Management Incentive Plan (“MIP”), the Board issued a series of equity grants in the form of Global Blue share options (SOP) and Global Blue restricted shares (RSA). In addition, the Board of Directors of ZigZag Global has approved the ZigZag MIP comprising of share options.
Participation in these plans is at the Board’s discretion and subject to the consent of the individual employee receiving the grant.

RSA 2024
On August 27, 2024, under the MIP, the Board approved the grant of 680,000 RSAs to the ExCom (“RSA 2024 ExCom”), 578,250 RSAs to other employees (“RSA 2024 Others”) and 300,255 RSAs to the CEO (“RSA 2024 CEO”).
Under these grants, participants are granted Company’s ordinary shares if they remain in the employment of the Group, and certain market and non-market conditions are met:
•market performance conditions: increase of the absolute total shareholder return and benchmarking the total shareholder return to the MSCI ASWI All Country index,
•non-market performance condition: measured by adjusted net income compound annual growth rate (CAGR).
The shares are issued at the grant date and held as treasury shares until the vesting.
The plans are equity-settled in accordance with IFRS 2. The estimated fair values are calculated based on the share price as at grant date, adjusted using the probability of achievement of the market-based performance conditions. The estimated fair value is based on the assumption that the service condition and non-market performance condition will be fully met. The model inputs were the share price at grant date and the risk free interest rate as stipulated in the table below. No dividend payments were considered in the fair values.

	RSA 2024 OTHERS				RSA 2024 CEO		RSA 2024 EXCOM
Grant date	5/9/2024	5/9/2024	5/9/2024	5/9/2024	27/8/2024	27/8/2024	5/9/2024	5/9/2024
Vesting date	29/8/2025	29/8/2026	29/8/2027	29/8/2028	29/8/2025	29/8/2026	29/8/2025	29/8/2026
% to be vested	25	25	25	25	50	50	50	50
Share price at grant date (USD)	4.58	4.58	4.58	4.58	4.72	4.72	4.58	4.58
Expected volatility	40%	49%	60%	69%	40%	49%	40%	49%
Risk free interest rate	4.16%	3.61%	3.41%	3.35%	4.16%	3.61%	4.16%	3.61%
Fair value per share (USD)	3.64	3.54	3.46	3.36	3.74	3.65	3.64	3.54
Reconciliation of the outstanding RSA shares
The following table shows the RSAs granted and outstanding at the beginning and end of the reporting period:

Number of shares (thousands)	Nine months ended December 31
	2024	2023
As of April 1	1,951	2,006
Granted during the period	1,559	1,064
Vested during the period	(628)	(961)
Forfeited during the period	(237)	(146)
As of December 31	2,645	1,963
Weighted average fair value (USD)	3.76	4.23
ZigZag Management Incentive Plan (“ZigZag MIP”)
On March 5, 2021, the Board of Directors of ZigZag Global approved the ZigZag MIP according to which 4.8m share options with an exercise price of GBP1.0 were granted to employees. During the nine months ended December 31, 2024, the Board approved and implemented the modification of the following terms of the ZigZag MIP:
•vesting condition: service condition only, the employee remains in the employment of ZigZag;
•type of settlement: cash by an amount calculated in accordance with the formula included in the terms of the plan;

•expiration date: May 31, 2028.
The Group assessed the transaction to be a cash-settled share-based payment arrangement in accordance with IFRS 2. The fair value of the plan is calculated based on the estimated share price at each vesting date, which is derived from the estimated equity value of ZigZag, calculated as a multiple of forecasted revenue minus net debt. The model inputs were ZigZag’s 5-year business plan, and the following:
•Grant date: December 21, 2021;
•Discount rate: 11.9%.
The resulting fair values of the various vesting tranches as of December 31, 2024 are presented in the table below:

	Vesting 1	Vesting 2	Vesting 3	Vesting 4	Vesting 5
Vesting date	19/3/2022	19/3/2023	19/3/2024	19/3/2025	19/3/2026
Number of vesting shares	1,108,613	1,121,326	510,189	997,335	1,030,707
Fair Value per Share (GBP)	1.91	1.91	1.91	1.91	1.91
No dividend payments were considered in the fair value.
In the three and nine months ended December 31, 2024 the Group recorded EUR3.4 million of expenses related to the above-mentioned plan, with a corresponding recognition of the long-term liability.
During the nine months ended December 31, 2024, there were no other modifications or cancellations to the already-in-place share-based payment plans.

NOTE 10    Loans and borrowings

(EUR thousand)
	As of December 31	As of March 31
Interest-bearing loans and borrowings from credit institutions	2024	2024
Long-term financing - Term loan facility	610,000	610,000
Capitalized financing fees - Term loan facility	(24,388)	(23,849)
Gain on terms modification - Term loan facility	(55,936)	—
Other bank loans	2,238	2,716
Total	531,914	588,867
Short-term portion	853	889
Long-term portion	531,061	587,978
Total	531,914	588,867
On June 6, 2024 the Group successfully completed the repricing of its 7-year term loan facility, by reducing the interest rate margin applicable to the Group by 100 basis points, while on December 6, 2024 the

Group completed a second repricing of the term loan facility, by further reducing the interest rate margin, as detailed below:

Net Leverage Ratio	Original Margin	First Repricing	Second Repricing
> 3.30x	5.00%	4.00%
≤ 3.30x > 2.80x	4.75%	3.75%
≤ 2.80x	4.50%	3.50%
> 2.00x			3.25%
≤ 2.00x			3.00%
All the other terms and conditions remained unchanged in both the debt modifications.
As a result of the term loan modifications, the carrying value of the liability was reduced by EUR55.9 million, with a corresponding gain recognized in the income statements for the nine months ended December 31, 2024 (EUR26.9 million for three months ended December 31, 2024).
In addition, and in relation to the terms modifications, in the nine months ended December 31, 2024 the Group incurred EUR3.1 million (EUR1.6 million in the three months ended December 31, 2024) of transaction costs recorded in the statements of financial position as debt costs, out of which EUR0.8 million (EUR0.5 million in the three months ended December 31, 2024) are considered incremental and directly attributable costs incurred to modify the term loan and depreciated over the life of the loan.

NOTE 11    Fair value measurement of financial instruments

The table below sets out the Group’s financial assets and financial liabilities measured and recognized at fair value as of December 31, 2024 and March 31, 2024 on a recurring basis, including their levels in the fair value hierarchy.

As of December 31, 2024
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other current receivables-Derivative financial instruments	—	348	—	348
Financial assets at fair value through profit or loss
- Other non-current assets - pledged asset for endowment insurance	2,591	—	—	2,591
Total assets	2,591	348	—	2,939
Liabilities
Financial liabilities at fair value through profit or loss
- Put options liabilities	—	—	3,216	3,216
- Warrant liabilities - Public warrants	602	—	—	602
- Warrant liabilities - Private warrants	—	283	—	283
- Other current financial liabilities - Derivative financial instruments	—	2,703	—	2,703
Total liabilities	602	2,986	3,216	6,804

As of March 31, 2024
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	4,995	4,995
- Other current receivables-Derivative financial instruments	—	1,684	—	1,684
Financial assets at fair value through profit or loss
- Other non-current assets - pledged asset for endowment insurance	2,512	—	—	2,512
Total assets	2,512	1,684	4,995	9,191
Liabilities
Financial liabilities at fair value through profit or loss
- Put options liability	—	—	3,309	3,309
- Warrant liabilities - Public warrants	582	—	—	582
- Warrant liabilities - Private warrants	—	281	—	281
- Other current liabilities - Derivative financial instruments	—	122	—	122
Total liabilities	582	403	3,309	4,294
The fair values of financial instruments which are not measured at fair value in the statement of financial position are not materially different to their carrying amount, with the exception of the Term Loan facility for which the Group calculated the fair value of EUR544.9 million.
The Group classifies the fair value of its financial instruments in the following hierarchy:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly;
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
There were no transfers between fair value hierarchy levels, or any changes to the valuation techniques applied during the nine months ended December 31, 2024.
The fair value of financial instruments that are not traded in an active market (over-the-counter derivatives, put options, private warrants and other investments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. When the fair value of an unquoted instrument cannot be measured with sufficient reliability, the Group carries such instruments at cost less impairment, if applicable.
The following table provides a level 3 fair value reconciliation:

Nine months ended December 31, 2024
(EUR thousand)	Other investments	Put option liabilities
Opening balance as of April 1, 2024	4,995	3,309
Loss recognized in income statement	—	(199)
Loss recognized in other comprehensive income	(4,995)	—
Exchange differences	—	107
Closing balance as of December 31, 2024	—	3,217

Three months ended December 31, 2024
(EUR thousand)	Put option liabilities
Opening balance as of October 1, 2024	3,620
Loss recognized in income statement	(421)
Exchange differences	18
Closing balance as of December 31, 2024	3,217
Warrants
The fair value of the private and public warrants is categorized as Level 2 and Level 1, respectively, in the fair value hierarchy. The Group has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Group’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price. During the nine months ended December 31, 2024 the Group has recorded no gain or loss (EUR1.4 million fair value gain during the three months ended December 31, 2024) associated with the warrant liabilities under operating expenses in the income statement.
Put options
As of December 31, 2024 the put options comprise of EUR1.1 million and EUR2.1 million related to the acquisitions of ZigZag and Yocuda, respectively.
The fair values of the put options were derived using an option pricing methodology (Monte Carlo simulations) based on projected revenue or gross profit distribution or EBITDA margin (depending on the business acquired) and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation. The main driver for the valuation of the put options in all cases is the underlying business plan. In the case of ZigZag and Yocuda, the top and bottom 5% of extreme values have been excluded from the calculations.
For the nine months ended December 31, 2024 the Group recognized EUR0.1 million (EUR0.4 million for the three months ended December 31, 2024) fair value loss associated with put options under operating expenses in the income statement.
Other Investments
During the nine months ended December 31, 2024 the Group recognized EUR5.0 million (nil during the three months ended December 31, 2024) fair value losses under other comprehensive income associated with two equity investments, following the lack of liquidity necessary to continue their business operations.

NOTE 12    Events after the reporting period
Transaction Agreement
On February 16, 2025, Global Blue entered into a Transaction Agreement (the “Transaction Agreement”) with Shift4 Payments, Inc., a Delaware corporation (“Shift4”).
Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions set forth therein, Shift4 has agreed to file with the commercial register of the Canton of Zurich the documentation for the formation of a new wholly-owned Swiss limited liability company (“Merger Sub”), and following such registration of Merger Sub, cause Merger Sub to commence as promptly as reasonably practicable (but in no event later than 25 business days following the date of the Transaction Agreement), a tender offer (the “Offer”) to acquire all of the outstanding (i) registered ordinary shares, nominal value of CHF 0.01 per share, of Global Blue (the “Common Shares”), at a price per share equal to $7.50 (the “Common Shares Consideration”), (ii)

registered series A convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Series A Shares”), at a price per share equal to $10.00 (the “Series A Shares Consideration”), and (iii) registered series B convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Series B Shares”, and together with the Common Shares and the Series A Shares, the “Global Blue Shares”), at a price per share equal to $11.81 (together with the Common Shares Consideration and the Series A Shares Consideration, the “Offer Consideration”).
The Offer will remain open for 20 business days (as calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) from (and including) the date of commencement of the Offer, unless extended in accordance with the terms of the Transaction Agreement, including until all conditions to the Offer have been satisfied or waived and as required by the applicable rules and regulations of the “SEC”.
Pursuant to the Transaction Agreement, Merger Sub’s obligation (and Shift4’s obligation to cause Merger Sub) to accept for payment (such time of acceptance, the “Acceptance Time”) and pay for any Global Blue Shares tendered pursuant to the Offer is subject to customary conditions, including that, prior to the expiration of the Offer: (i) there be validly tendered and not properly withdrawn a number of Global Blue Shares that, together with any Global Blue Shares directly or indirectly owned by Shift4 or Merger Sub, would represent at least 90% of all the Global Blue Shares outstanding at the Acceptance Time (excluding any Global Blue Shares held by Global Blue) (the “Minimum Condition”); (ii) no governmental entity of competent jurisdiction in certain applicable jurisdictions shall have enacted or promulgated any law or order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Offer that remains in effect; (iii) certain required regulatory approvals shall have been obtained, received or deemed to have been received or in the case of any applicable waiting period, such waiting period shall have terminated or expired, in each case, either unconditionally or subject only to conditions the satisfaction of which would not have a Burdensome Effect; (iv) the Transaction Agreement shall not have been terminated; (v) Global Blue shall have obtained a written confirmation of the Swiss Federal Tax Administration confirming that the transaction structure does not result in Swiss withholding tax being triggered or imposed on Global Blue or Merger Sub as a result of or in connection with the Merger (as defined below) pursuant to the liquidation by proxy doctrine (stellvertretende Liquidation); and (v) certain other customary conditions set forth in the Transaction Agreement, including on Annex C of the Transaction Agreement.
Following the completion of the Offer and provided that at such time Shift4 directly or indirectly has acquired or controls at least 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held by Global Blue), Shift4 and Global Blue intend that, in accordance with the laws of Switzerland, and a merger agreement (the “Merger Agreement”) to be entered into between Merger Sub and Global Blue following the Acceptance Time, Merger Sub and Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub in accordance with Article 8 (2) of the Swiss Merger Act, and Merger Sub will continue as the surviving entity (the “Merger”). At the effective time of the Merger, each Global Blue Share (other than Global Blue Shares owned by Shift4 or Merger Sub) that is not validly tendered and accepted pursuant to the Offer after the Acceptance Time will thereupon be cancelled by operation of law as of the deletion of Global Blue from the commercial register in accordance with Article 21 (3) of the Swiss Merger Act and converted into the right to receive consideration equal to the applicable Offer Consideration for the Common Shares, Series A Shares and Series B Shares, and each Global Blue Share owned by Shift4 or Merger Sub will thereupon be deemed cancelled without any conversion thereof, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.
At the Acceptance Time, each option to purchase the Common Shares (each, a “Stock Option”), whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Acceptance Time and has an exercise price per Stock Option that is less than the Common Shares Consideration shall be cancelled and, in exchange therefore, Shift4 shall pay to each holder of any such cancelled Stock Option promptly immediately following the Acceptance Time (and in no event later than five days following the Acceptance Time) an amount in cash equal to the product, rounded down to the nearest cent, of (i) the excess, if any, of the Common Shares Consideration over the exercise price per Common Share of such Stock Option and (ii) the total number of the Common Shares subject to such Stock Option. If the exercise price per Share of any Stock Option is equal to or greater than the Offer Consideration, such Stock Option shall be automatically cancelled for no consideration and shall have no further force or effect. Each Stock Option with an exercise price per Stock Option that equals or exceeds the Common Shares Consideration shall be deemed cancelled under the respective plan documentation without payment of any consideration in respect thereof, and all rights with respect to such Stock Option shall be deemed terminated as of the Acceptance Time.
Additionally, at the Acceptance Time, each RSA granted by Global Blue that vests as of immediately prior to the Acceptance Time (after giving effect to any accelerated vesting) (a “Vested Restricted Share Award”) shall be cancelled and, in exchange therefore, Shift4 shall pay to each holder of any such cancelled Vested Restricted Share Award immediately following the Acceptance Time (and in no event later than five days following the Acceptance Time) an amount in cash equal to the product, rounded down to the nearest cent, of (i) the Common Shares Consideration and (ii) the total number of Common Shares subject to such Vested Restricted Share Award as of immediately prior to the Acceptance Time. For each RSA that is not a Vested Restricted Share Award (an “Unvested Restricted Share Award”), such Unvested Restricted Share Award shall, at the Acceptance Time, be cancelled and converted into the right to receive an amount in cash, payable by Shift4, equal to the product of (A) the Common Shares Consideration and (B) the total number of Common Shares subject to such Unvested Restricted Share Award as of immediately prior to the Acceptance Time (the “Unvested Restricted Share Award Consideration”), which will vest and become payable at the same time as the Unvested Restricted Share Award from which such Unvested Restricted Share Award Consideration was converted would have vested pursuant to its terms and shall otherwise remain subject to the same terms and conditions as were applicable to the corresponding Unvested Restricted Share Award immediately prior to the Acceptance Time, except that no performance-based vesting metrics shall apply from and after the Acceptance Time.
At the Acceptance Time, each warrant of Global Blue that is outstanding immediately prior to the Acceptance Time shall be treated in accordance with and receive consideration upon exercise thereof as set forth in the Warrant Agreement.
The Transaction Agreement contains certain termination rights for each of Shift4 and Global Blue, including, among others, for the failure to consummate the Offer on or before September 30, 2025 (subject to extension through February 16, 2026 by Shift4 or Global Blue upon written notice in the event that certain conditions remain unsatisfied as of September 30, 2025) (the “End Date”) and Global Blue’s right to terminate the Transaction Agreement in order to enter into a definitive agreement with respect to a Company Superior Proposal substantially concurrently with such termination. Global Blue will be required to pay Shift4 a termination fee of $40 million if the Transaction Agreement is terminated (i) by Global Blue to enter into a definitive written agreement with respect to a Company Superior Proposal, (ii) by Shift4 following a change in recommendation by the Global Blue Board or (iii) for failure to consummate the transactions by the End Date or as a result of an uncured material breach of Global Blue of its obligations under the Transaction Agreement if, prior to such termination, Global Blue had received a Company Takeover Proposal and within twelve months after such termination Global Blue enters into a definitive agreement for a Company Takeover Proposal with respect to at least 50% of its assets or shares.
The Transaction Agreement has been approved by each of the Global Blue Board and the board of directors of Shift4.
Tender and Support Agreements
On February 16, 2025, in connection with the Transaction Agreement, Shift4 entered into Tender and Support Agreements (each a “Support Agreement” and collectively, the “Support Agreements”) with each of the following shareholders of Global Blue (i) SL Globetrotter, L.P., (ii) Global Blue Holding LP, (iii) Ant International Technologies (Hong Kong) Holding Limited, (iv) CK Opportunities Wolverine S.À.R.L., (v) Partners Group Private Equity (Master Fund), LLC, (vi) Partner Group Barrier Reef, L.P., (vii) Partners Group Client Access 5 L.P. Inc., (viii) Tencent Mobility Limited and (ix) certain other investors of Global Blue management (each, a “Supporting Shareholder”, and together, the “Supporting Shareholders”), pursuant to which each Supporting Shareholder agreed, among other things, to tender its Global Blue Shares in the Offer and vote its Global Blue Shares at any meeting of the shareholders of Global Blue (i) for, among other things, the approval and adoption of the Board Modification (as defined in the Tender and Support Agreement) and any other proposal required for the consummation of the transactions contemplated by the Transaction Agreement, (ii) against any proposal or motion that would reasonably be expected to (A) directly result in a breach of any covenant, representation or warranty or any other obligation or agreement of Global Blue contained in the Transaction Agreement, or (B) result in any conditions to the Offer set forth in Annex C of the Transaction Agreement not being satisfied prior to 5:00 p.m., New York City time on September 30, 2025 (or February 16, 2026 if such end date is extended pursuant to the Transaction Agreement), (iii) against any change in the Global Blue Board (other than the Board Modification or in the event of a director's death or resignation, to fill the vacancy created thereby) and (iv) against any Company Takeover Proposal (as defined in the Tender and Support Agreement) and against any other action, agreement or transaction involving Global Blue that would reasonably be expected to materially impede, materially delay or prevent the consummation of the Offer. As of February 16, 2025, the Supporting Shareholders owned an aggregate of approximately 90% of the Global Blue Shares.
Each Supporting Shareholder has agreed, to certain other terms and conditions, including not to transfer, directly or indirectly, its Global Blue Shares and not to, directly or indirectly, solicit, initiate, propose, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to a Company Takeover Proposal, or take certain other restricted actions in connection therewith.
Amendments to Company Share Plans
On February 16, 2025 the Board approved the amendment of Global Blue’s Management Incentive Plan (Options) (the “Option Plan”) to provide for full vesting and cash settlement of SOPs upon a Change of Control (as defined in the Option Plan) and for the cancellation of SOPs with a per share exercise price equal to or greater than the price per share implied by such Change of Control transaction.
In addition, on February 16, 2025 the Board approved the amendment of Global Blue’s Management Incentive Plan (RSAs) (the “RSA Plan”) to provide for (i) the cash settlement of RSAs upon a Change of Control (as defined in the RSA Plan) and (ii) the lapse of any performance conditions applicable to such RSAs upon a Change of Control. The cash amount payable in respect of any Unvested Restricted Share Awards is payable in accordance with the same terms and conditions as were applicable to such awards immediately prior to such Change in Control, except that if a former holder’s employment is terminated for any reason other than Bad Reason (as defined in the RSA Plan), then the amount of cash that would have been payable on the next vesting date following such termination will be paid to such former holder on such vesting date as if such holder remained in continuous employment with Shift4 or one of its subsidiaries through such vesting date. The Group is currently assessing the impact this will have on its operations and financial results.
Letter Agreements with Executives Regarding Company Restricted Share Awards
Global Blue has entered into letter agreements with the CEO and certain other executives who hold RSAs. Pursuant to such letter agreements, effective upon the consummation of a Change of Control (as defined in the RSA Plan) involving Shift4, all performance conditions relating to the applicable executive’s RSAs will be deemed satisfied and a portion of such executive’s RSAs will vest and be settled in cash in an amount equal to the product of (i) the number of shares subject to such vested portion of the executive’s RSAs and (ii) $7.50. Notwithstanding the foregoing, the CEO’s letter agreement provides for the full vesting and cash settlement of his RSAs. The Group is currently assessing the impact this will have on its operations and financial results.